UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 11, 2025

NABORS ENERGY TRANSITION CORP. II

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-41744	98-1729137
(State of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

515 West Greens Road, Suite 1200 Houston, Texas	77067
(Address of principal executive office)	(Zip Code)

(281) 874-0035
Registrant’s telephone number, including area code

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-half of one warrant	NETDU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	NETD	The Nasdaq Stock Market LLC
Warrants, exercisable for one Class A ordinary share at an exercise price of $11.50 per share	NETDW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Business Combination Agreement and Plan of Reorganization

On February 11, 2025, Nabors Energy Transition Corp. II, a Cayman Islands exempted company (“NETD”), Liffey Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of NETD (“Merger Sub”), and e2Companies LLC, a Florida limited liability company (“e2”), entered into a business combination agreement and plan of reorganization (the “Business Combination Agreement” and the transactions contemplated therein, the “Transactions”), pursuant to which, on the Closing Date (as defined below), and subject to certain conditions contained therein, Merger Sub will merge with and into e2 (the “Merger”), with e2 surviving the Merger as a wholly owned subsidiary of NETD. NETD will be renamed “e2Companies, Inc.” (“New e2”) at the effective time of the Merger (“Effective Time”).

Domestication

Upon the terms and subject to the provisions of the Business Combination Agreement, on the Domestication Date (as defined below), NETD will domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law (the “DGCL”) and the applicable provisions of the Cayman Islands Companies Law (the “Domestication”).

At the effective time of the Domestication (the “Domestication Effective Time”), by virtue of the Domestication, and without any action on part of any NETD shareholder:

•	each then-issued and outstanding Class A ordinary share, par value $0.0001 per share, of NETD (the “Class A Ordinary Shares”) will convert automatically, on a one-for-one basis, into one share of Class A common stock, par value $0.0001 per share, of NETD (the “NETD Class A Common Stock” and after giving effect to the Transactions, the “New e2 Class A Common Stock”); provided, however, that each holder of Class A Ordinary Shares that has validly elected to redeem their shares in connection with redemption rights (“Redemption Rights”) provided for in NETD’s Amended and Restated Memorandum and Articles of Association, dated July 13, 2023 (“Memorandum and Articles”), will be entitled to receive only cash in an amount equal to the redemption price provided for in the Investment Management Trust Agreement, dated as of July 13, 2023, by and between NETD and Continental Stock Transfer & Trust Company (“CST”), and the Memorandum and Articles (the “Redemption Price”);

•	each then-issued and outstanding Class B ordinary share, par value $0.0001 per share, of NETD (the “Class B Ordinary Shares”) will convert automatically, on a one-for-one basis, into one share of Class B common stock, par value $0.0001 per share, of NETD;

•	each then-issued and outstanding Class F ordinary share, par value $0.0001 per share, of NETD (the “Class F Ordinary Shares,” and together with the Class A Ordinary Shares and Class B Ordinary Shares, the “Ordinary Shares”) will convert automatically, on a one-for-one basis, into one share of Class F common stock, par value $0.0001 per share, of NETD (the “NETD Class F Common Stock”);

•	each then-issued and outstanding warrant to purchase Class A Ordinary Shares (the “NETD Warrants”) will convert automatically into a warrant to purchase one share of NETD Class A Common Stock (such warrants, after giving effect to the Transactions, the “New e2 Warrants”), pursuant to the warrant agreements, dated July 13, 2023, by and between NETD and CST; and

•	each then-issued and outstanding unit, each consisting of one Class A Ordinary Share and one-half of one NETD Warrant (the “NETD Units”), will convert automatically into one unit, each consisting of one share of NETD Class A Common Stock and one-half of one warrant to purchase one share of NETD Class A Common Stock.

Conversion of Securities

At the Effective Time, by virtue of the Merger and without any action on the part of NETD, Merger Sub, e2 or the holders of any of the following securities:

•	each Class A unit of e2 (the “e2 Class A Unit”), Class B unit of e2 (the “e2 Class B Unit”) and Class C unit of e2 (the “e2 Class C Unit,” together with the e2 Class A Units and e2 Class B Units, the “e2 Units”) that is issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive the number of shares of New e2 Class A Common Stock equal to the Exchange Ratio (as defined below);

•	each award of restricted equity units (whether vested or unvested) subject to time-based vesting and granted under the e2Companies LLC Equity Incentive Plan (each, an “e2 REU Award”) that is issued and outstanding immediately prior to the Effective Time, will cease to represent an e2 REU Award and will thereafter constitute a restricted stock unit award with respect to a number of shares of New e2 Class A Common Stock equal to the product of (a) the number of e2 Class C Units subject to such e2 REU Award as of immediately prior to the Effective Time and (b) the Exchange Ratio, subject to certain exceptions;

•	all e2 Units held in treasury of e2 will be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto;

•	all membership interests of Merger Sub outstanding immediately prior to the Effective Time will be converted into and exchanged for validly issued, fully paid and nonassessable limited liability company interests in e2;

•	all aggregate principal amount of indebtedness plus accrued interest (other than $8.0 million principal amount of such indebtedness which shall remain outstanding and be assumed by NETD) owed by e2 to Iepreneur Consulting, LLC and Avanti Insieme, LLC (the “e2 Affiliate Loans”) will be exchanged for the right to receive shares of New e2 Class A Common Stock equal to the quotient of the aggregate principal amount outstanding under such e2 Affiliate Loan, plus accrued interest, divided by lowest of: (a) the lowest price per share of the shares of New e2 Class A Common Stock or other securities of New e2 issued in any private placement financing pursuant to subscription agreements NETD may enter into with certain investors (such shares, the “PIPE Shares” and such financing, the “Private Placement Financing”) consummated prior to the closing of the Transactions (the “Closing”), (b) the Redemption Price and (c) the lowest price per unit of any e2 Class A Units or e2 Class B Units issued prior to the Closing (other than in connection with the conversion of any Convertible Debt issued prior to the execution of the Business Combination Agreement);

•	each e2 Bond (as defined below) subject to a Bond Exchange Election (as defined below) will be exchanged for the right to receive a number of shares of New e2 Class A Common Stock equal the Bond Exchange Ratio (as defined below); and

•	each share of New e2 Class F Common Stock issued and outstanding immediately prior to the Effective Time will be converted into one share of New e2 Class A Common Stock.

The Exchange Ratio means the following ratio: the quotient obtained by dividing (a) the aggregate number of shares of New e2 Class A Common Stock equal to (i) $500.0 million plus the face value of certain convertible secured notes of e2 issued to third parties (the “Convertible Debt”) and e2 Bonds that converts into e2 Units immediately prior to or simultaneously with the Merger plus the aggregate exercise price of e2’s warrants to purchase e2 Class B Units exercised prior to the Closing divided by (ii) the Redemption Price by (b) the total number of e2 Units outstanding immediately prior to the Effective Time plus the number of e2 Units that are issuable in relation to any e2 REU Awards outstanding immediately prior to the Effective Time.

Registration Statement; Proxy Statement

As promptly as practicable after the date of the Business Combination Agreement, NETD and e2 will prepare and mutually agree upon (subject to NETD’s receipt of the e2 Financial Statements (as defined below) and NETD will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”) in connection with providing NETD’s shareholders with the opportunity to exercise their Redemption Rights and the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the shares of New e2 Class A Common Stock to be issued or issuable to the unitholders of e2 pursuant to the Business Combination Agreement, including the shares of New e2 Class A Common Stock issuable upon exercise of the New e2 Warrants in accordance with their terms and the registration under the Securities Act of the deemed offering of shares of New e2 Class A Common Stock to the holders of Ordinary Shares. The Registration Statement will include a proxy statement (the “Proxy Statement”) in preliminary form relating to the extraordinary general meeting of NETD shareholders (including any adjournment or postponement thereof, the “NETD Shareholders Meeting”) to be held to consider the following proposals: (a) approval and adoption of the Business Combination Agreement, the Merger and the Transactions; (b) approval of the Domestication, including the related organizational documents; (c) the issuance of the number of shares of New e2 Class A Common Stock (1) to the unitholders of e2, holders of the e2 Affiliate Loans pursuant to the Business Combination Agreement, (2) pursuant to the Private Placement Financing, if applicable, and (3) to holders of e2 Bonds subject to a Bond Exchange Election, in each case, if required under the rules and regulations of the Nasdaq Stock Market LLC (“Nasdaq”); (d) the adoption and approval of the non-binding proposals relating to the approval of the bylaws of NETD and the certificate of incorporation to be filed by NETD with the Secretary of State of Delaware concurrently with and as part of the Domestication; (e) approval of the amended and restated bylaws and the amended and restated certificate of incorporation of New e2 (the proposals set forth in clauses (a), (b), (c) and (e), the “Required Proposals”), (f) approval and adoption of an equity incentive plan in a form and substance reasonably acceptable to NETD and e2, which plan will provide for an unallocated reserve of a number of shares of New e2 Class A Common Stock equal to 10% of the outstanding New e2 Class A Common Stock on a fully diluted basis at Closing, (g) the election to the New e2 board of directors (the “New e2 Board”) as of the Effective Time in accordance with the terms of the Business Combination Agreement; and (h) any other proposals the parties mutually deem necessary or desirable to consummate the Transactions.

In the event the parties agree to conduct a Private Placement Financing, as promptly as practicable after the execution of subscription agreements (the “Subscription Agreements”), subject to the terms of the Business Combination Agreement, NETD (with the assistance and cooperation of e2, as reasonably requested by NETD) intend to prepare and file with the SEC a registration statement on Form S-1, registering the PIPE Shares for resale after issuance pursuant to the Business Combination Agreement and the Subscription Agreements.

Stock Exchange Listing

NETD will use its reasonable best efforts to cause the New e2 Class A Common Stock to be issued in connection with the Transactions (including the shares of New e2 Class A Common Stock to be issued in connection with the Domestication and the shares of New e2 Class A Common Stock to be issued in the Private Placement Financing) and the New e2 Warrants to be approved for listing on Nasdaq at the Closing. Until the Domestication Effective Time, NETD will use its reasonable best efforts to keep the NETD Units, Class A Ordinary Shares and NETD Warrants listed for trading on Nasdaq.

Other Covenants

The Business Combination Agreement contains certain other covenants of the parties, including, among others, covenants requiring that (a) the parties will conduct their respective businesses in the ordinary course through the consummation of the Merger, (b) NETD will, subject to obtaining the requisite shareholder approval, take all actions necessary to cause the Domestication to become effective prior to the Closing, and (c) NETD and e2 will (i) not solicit or negotiate with third parties regarding alternative transactions and will comply with certain related restrictions and (ii) cease discussions regarding alternative transactions. Under the Business Combination Agreement, e2 and NETD will be permitted to take certain pre-approved actions without the consent of the other party with respect to the Private Placement Financing or other issuances of securities during the interim period.

As soon as practicable after the effectiveness of the Registration Statement, e2 may determine to offer the opportunity for holders of certain bonds issued by e2 or its subsidiaries (the “e2 Bonds”) to elect to directly or indirectly exchange such e2 Bonds for a number of shares of New e2 Class A Common Stock at Closing equal to the quotient of the aggregate principal amount outstanding under such e2 Bond, plus accrued interest, divided by a price mutually agreed to by the parties (the “Bond Exchange Ratio”) on terms reasonable satisfactory to NETD (the “Bond Exchange Election”).

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of (a) e2 and (b) NETD and Merger Sub relating to, among other things, their ability to enter into the Business Combination Agreement and their outstanding capitalization.

Closing

The Closing will occur on the business day following the date on which the Domestication Effective Time occurs (the “Domestication Date”) or such later date as the parties may agree in writing that is no more than two business days after the Domestication Date, and no later than three business days following the satisfaction or waiver of all of the conditions to Closing (other than those conditions that by their nature are to be satisfied at the Closing, but are subject to the satisfaction or waiver of those conditions at such time) (such date, the “Closing Date”).

Conditions to Closing

Mutual

The obligations of e2, NETD and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of the following conditions:

•	the written consent of the requisite holders of e2 Class A Units in favor of the approval and adoption of the Business Combination Agreement, the Merger and all other Transactions (the “Written Consent”) having been delivered to NETD;

•	the Required Proposals having each been approved and adopted by the requisite affirmative vote of NETD shareholders in accordance with the Proxy Statement, the DGCL, the Companies Act (As Revised) of the Cayman Islands, NETD’s organizational documents and the rules and regulations of Nasdaq;

•	no governmental authority having enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Transactions, including the Merger, illegal or otherwise prohibiting the consummation of Transactions, including the Merger;

•	all required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act having expired or been terminated;

•	the Registration Statement having been declared effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement being in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement having been initiated or threatened by the SEC;

•	the shares of New e2 Class A Common Stock having been listed on Nasdaq, or another national securities exchange mutually agreed to by the parties, as of the Closing; and

•	the Domestication having been completed and a copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto having been delivered to NETD and e2.

NETD and Merger Sub

The obligations of NETD and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Effective Time of the following additional conditions:

•	the accuracy of the representations and warranties of e2 as determined in accordance with the Business Combination Agreement;

•	e2 having performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Effective Time;

•	e2 having delivered to NETD a customary officer’s certificate, dated as of the date of the Closing, certifying as to the satisfaction of certain conditions specified in the Business Combination Agreement;

•	no material adverse effect of e2, as described in the Business Combination Agreement, having occurred between the date of the Business Combination Agreement and the Effective Time;

•	at least two days prior to the Closing, e2 having delivered to NETD in a form reasonably acceptable to NETD, a properly executed certification that e2 Units are not “U.S. real property interests” in accordance with Treasury Regulation Section 1.1445-11T(d)(2), and e2 cooperating in causing certain holders of e2 Units to deliver to NETD a properly completed and duly executed Form W-9 or any other non-foreign affidavit;

•	e2 having delivered to NETD, the audited consolidated financial statements of e2 and its subsidiaries as of December 31, 2023 and December 31, 2024, each audited in accordance with the standards of the Public Company Accounting Oversight Board (collectively, the “e2 Financial Statements”);

•	e2 having delivered to NETD evidence of (i) the termination of certain consulting agreements and (ii) the execution of employment agreements by and between James Richmond, the Chief Executive Officer of e2, and any other e2 personnel mutually agreed to by NETD and e2, and New e2 to be effective as of the Closing; and

•	e2 having delivered a copy of the Stockholder and Registration Rights Agreement (as defined below) duly executed by New e2 and e2’s unitholders party thereto.

e2

The obligations of e2 to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to Effective Time of the following additional conditions:

•	the accuracy of the representations and warranties of NETD and Merger Sub as determined in accordance with the Business Combination Agreement;

•	each of NETD and Merger Sub having performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Effective Time;

•	NETD having delivered to e2 a customary officer’s certificate, dated as of the Closing, certifying as to the satisfaction of certain conditions specified in the Business Combination Agreement;

•	no material adverse effect of NETD, as described in the Business Combination Agreement, having occurred between the date of the Business Combination Agreement and the Effective Time;

•	other than those persons continuing as directors of the New e2 Board, all members of the NETD board of directors having executed written resignations effective as of the Effective Time;

•	NETD having delivered a copy of the Stockholder and Registration Rights Agreement (as defined below) duly executed by the Sponsor and NETD’s stockholders party thereto;

•	NETD having made all necessary and appropriate arrangements with CST (or any replacement trustee), acting as trustee, to have all of the funds in NETD’s trust account (the “Trust Account”) disbursed to NETD in connection with the Closing, and all such funds released from the Trust Account being available for immediate use to NETD in respect of all or a portion of the payment obligations set forth in the Business Combination Agreement and the payment of NETD’s fees and expenses incurred in connection with the Business Combination Agreement and the Transactions;

•	the Sponsor Letter and the Support Agreement (each as defined below) will be in full force and effect, and the parties to the Sponsor Letter and NETD will not have attempted to repudiate or disclaim any of their obligations thereunder;

•	as of the Closing, after (i) consummation of the Private Placement Financing, (ii) distribution of the funds in the Trust Account and deducting all amounts to be paid pursuant to the exercise of the Redemption Rights, (iii) adding the proceeds received by e2 for any issuance of Convertible Debt issued after the date of the Business Combination Agreement excluding for the avoidance of doubt any Convertible Debt which have subscription agreement executed prior to the date of the Business Combination Agreement whereby e2 will receive such proceeds from such Convertible Debt after the date of the Business Combination Agreement, (iv) adding the proceeds received by e2 pursuant to the issuance of any securities by e2 after the date of the Business Combination Agreement, (v) deducting $2.0 million of fees and expenses of e2; (vi) deducting fees and expenses incurred in connection with the Bond Exchange Election and the issuance of Convertible Debt issued after the date of the Business Combination Agreement and (vii) deducting all other transaction fees, filing fees, registration fees and all other costs and expenses paid or required to be paid by NETD or e2 in connection with the Transactions and the Private Placement Financing (excluding, for the avoidance of doubt, any fee payable certain consulting agreements), including all filing fees paid by NETD pursuant to required filings under the HSR Act, NETD will have cash on hand equal to or in excess of $1; and

•	the Domestication having been completed.

Termination

The Business Combination Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by mutual written consent of e2 and NETD and in certain other limited circumstances, including if the Merger has not been consummated prior to September 30, 2025 (the “Outside Date”).

Either NETD or e2 may also terminate the Business Combination Agreement if any of the Required Proposals fails to receive the requisite vote for approval at the NETD Shareholders’ Meeting. Additionally, NETD may terminate the Business Combination Agreement (a) if e2 does not deliver to NETD (i) within five business days of the Registration Statement becoming effective, the Written Consent from the requisite holders of e2 Class A Units or (ii) within 60 days of the execution and delivery of the Business Combination Agreement, subject to a 30-day extension in certain instances (which extension will result in a corresponding extension to the Outside Date), the e2 Financial Statements or (b) NETD determines, in its sole discretion, that it will not be satisfied with the facts, status and resolution of certain diligence matters, or any other matter arising in connection therewith; provided, however, NETD will not have the right to terminate the Business Combination Agreement pursuant to clause (b) after the tenth business day after the Registration Statement will have been declared effective under the Securities Act.

Effect of Termination

If the Business Combination Agreement is terminated, the agreement will become void, and there will be no liability under the Business Combination Agreement on the part of any party thereto, except as set forth in the Business Combination Agreement or in the case of termination subsequent to a willful breach of the Business Combination Agreement by a party thereto.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the full text of the Business Combination Agreement filed with this Current Report on Form 8-K. The Business Combination Agreement is included to provide security holders with information regarding its terms. It is not intended to provide any other factual information about NETD, e2 or the other parties thereto. In particular, the assertions embodied in representations and warranties by NETD, e2 and Merger Sub contained in the Business Combination Agreement are qualified by information in the disclosure schedules provided by the parties in connection with the signing of the Business Combination Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, security holders should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about NETD, e2 or Merger Sub.

Related Agreements

Stockholder and Registration Rights Agreement

In connection with the Closing, New e2, Nabors Energy Transition Sponsor II LLC, a Cayman Islands limited liability company (“Sponsor”), and certain shareholders of NETD (the “Existing Holders”) and unitholders of e2 (the “e2 Holders”) will enter into the Stockholder and Registration Rights Agreement (the “Stockholder and Registration Rights Agreement”), setting forth certain post-closing governance matters, including:

•	for so long as Nabors Industries Ltd., a Bermuda exempted company and affiliate of Sponsor (“Nabors”), and its subsidiaries beneficially own at least 50% of the New e2 Class A Common Stock that Nabors and its subsidiaries collectively beneficially owned immediately following the Closing, Sponsor will have the right to nominate two directors for election to the New e2 Board, with at least one nominee qualifying as “independent” pursuant to the listing standards of the applicable national securities exchange and the other nominee being initially appointed to the class of directors with the longest initial term;

•	for so long as James Richmond (the “e2 Principal Holder”) beneficially owns at least 50% of the New e2 Class A Common Stock that the e2 Principal Holder beneficially owned immediately following Closing, the e2 Principal Holder will have the right to nominate three directors for election to the New e2 Board, with at least two nominees seated at any given time qualifying as “independent” pursuant to the listing standards of the applicable national securities exchange and the remaining nominee being initially appointed to the class of directors with the longest initial term;

•	for so long as each of Nabors and its subsidiaries and the e2 Principal Holder beneficially own an amount of shares of New e2 Class A Common Stock entitling them to their respective nomination rights, Sponsor and the e2 Principal Holder will have the right to mutually agree to nominate one director for election to the New e2 Board and determine the Chairman of the New e2 Board, and such director nominee shall qualify as “independent” pursuant to the listing standards of the applicable national securities exchange; provided that, if either Nabors and its subsidiaries or the e2 Principal Holder ceases to own the amount of shares of New e2 Class A Common Stock entitling them to their respective nomination rights, the other party shall have the right to nominate one director for election to the New e2 Board and determine the Chairman of the New e2 Board until such party ceases to own such requisite number of shares of New e2 Class A Common Stock; and

•	for so long as each of Nabors and its subsidiaries and the e2 Principal Holder beneficially own an amount of shares of New e2 Class A Common Stock entitling them to their respective nomination rights, the Chief Executive Officer of e2 will be nominated for election to the New e2 Board.

In addition, New e2 will use its reasonable best efforts to file within 45 days of Closing, a registration statement (the “Resale Registration Statement”) registering the resale of certain securities held by stockholders of New e2 (the “Registration Rights Holders”), and New e2 will use its commercially reasonable efforts to cause the Resale Registration Statement declared effective as soon as practicable after the filing thereof. In certain circumstances, Sponsor and Existing Holders may collectively demand one underwritten offering per fiscal year, and the e2 Holders may collectively demand two underwritten offerings per fiscal year, and all of the Registration Rights Holders will be entitled to customary piggyback registration rights.

The foregoing description of the Stockholder and Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Stockholder and Registration Rights Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Support Agreement

On February 11, 2025, (i) NETD, (ii) Iepreneur Consulting, LLC, Avanti Insieme, LLC and LK Capital, LLC (each, a “Written Consent Party”), and (iii) Luce SDIRAI, LLC (together with the Written Consent Parties, the “e2 Parties”), each of which is a holder of e2 Class A Units, entered into the Support Agreement (the “Support Agreement”), pursuant to which, among other things, (a) the Written Consent Parties agreed to (i) vote all of their e2 Class A Units in favor of the approval and adoption of the Transactions, including agreeing to execute the Written Consent within forty-eight hours of the Registration Statement becoming effective and (ii) not enter into any tender or voting arrangement that is inconsistent with the Support Agreement and (b) the e2 Parties (i) agreed to not transfer any of their e2 Class A Units (or enter into any arrangement with respect thereto), subject to certain customary exceptions, and (ii) acknowledged and agreed to waive any appraisal rights or dissenters’ rights under the Florida Revised Limited Liability Company act or any other applicable law with respect to their e2 Class A Units in connection with the Merger.

The foregoing description of the Support Agreement is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is filed as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Sponsor Letter

On February 11, 2025, e2, NETD, Sponsor, Nabors Lux 2 S.a.r.l., a Luxembourg private limited liability company (société à responsabilité limitée) (“Nabors Lux”), and each of the other signatories thereto (together with Sponsor and Nabors Lux, the “Insiders”) entered into a letter agreement (the “Sponsor Letter”), pursuant to which, among other things, (a) the Insiders agreed to waive the anti-dilution rights set forth in NETD’s organizational documents, (b) under certain circumstances, Sponsor agreed to forfeit, or cause one or more of its members or its or their affiliates to forfeit, a number of Class F Ordinary Shares, (c) Nabors Lux agrees to forfeit, or cause one or more of its subsidiaries or their respective affiliates to forfeit, 1,000,000 Class F Ordinary Shares (or NETD Class F Common Stock after giving effect to the Domestication) immediately prior to the Closing if at such time, Nabors Lux (or its subsidiaries or their respective affiliates) has not delivered an executed purchase order for an aggregate purchase price of at least $5.0 million of e2’s products and services and paid a downpayment equal to 50% of the aggregate purchase price thereunder, (d) the Insiders agree to vote all Ordinary Shares held by them in favor of the adoption and approval of the Business Combination Agreement, the Domestication, the Merger and the Transactions and (e) the Insiders agree not to transfer, assign or sell (i) any Class F Ordinary Shares (including the underlying Class B Ordinary Shares and Class A Ordinary Shares) held by it, him or her until six months after the date of Closing, subject to certain exceptions, and (ii) any warrants that were issued by NETD in a private placement in connection with its initial public offering, or Class A Ordinary Share underlying such warrants, held by it, him or her until 30 days after the date of Closing.

The foregoing description of the Sponsor Letter is qualified in its entirety by reference to the full text of the Sponsor Letter, a copy of which is filed as Exhibit 10.3 to this Current Report on Form 8-K, and incorporated herein by reference.

Lock-Up Agreements

In connection with the Closing, New e2 and certain stockholders of New e2 will enter into Lock-Up Agreements (the “Lock-Up Agreements”), pursuant to which such stockholders will agree not to, for a period of 6 months following Closing, offer, pledge, hypothecate, create a security interest in, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of New e2 Class A Common Stock or any securities convertible into or exercisable or exchangeable for New e2 Class A Common Stock, subject to certain exceptions, including to pay or otherwise offset taxes.

The foregoing description of the Lock-Up Agreements is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is filed as Exhibit 10.4 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On February 12, 2025, NETD and e2 issued a joint press release announcing the execution of the Business Combination Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference. NETD and e2 have recorded a joint investor webcast announcing the execution of the Business Combination Agreement and the video recording is available at www.e2companies.com/investors. The transcript of the webcast is attached hereto as Exhibit 99.2 and incorporated herein by reference. Such exhibits and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Attached as Exhibit 99.3 to this Current Report on Form 8-K and incorporated herein by reference is an investor presentation relating to the Transactions. Such exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Item 8.01	Other Events.

Corporate Services Agreement

On February 11, 2025, Nabors Corporate Services, Inc. (“Nabors Corporate”), an affiliate of the Sponsor, entered into a Corporate Services Agreement with e2, pursuant to which Nabors Corporate may provide, if requested by e2, certain services related to compliance program support, investor relations support, United States human resources support and global tax support, among other things, to e2. In each case, the specific services to be provided will be set forth in one or more written statements of work, which will govern the compensation, term and other rights/responsibilities due to each party.

The foregoing description of the Corporate Services Agreement is qualified in its entirety by reference to the full text of the Corporate Services Agreement, a copy of which is filed as Exhibit 99.4 to this Current Report on Form 8-K, and incorporated herein by reference.

Important Information for Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the Transactions, NETD and e2 will file with the Securities and Exchange Commission (the “SEC”) the Registration Statement on Form S-4, which will include (i) a preliminary prospectus of NETD relating to the offer of securities to be issued in connection with the Transactions, (ii) a preliminary proxy statement of NETD to be distributed to holders of NETD’s capital shares in connection with NETD’s solicitation of proxies for vote by NETD’s shareholders with respect to the Transactions and other matters described in the Registration Statement and (iii) a consent solicitation statement of e2 to be distributed to unitholders of e2 in connection with e2’s solicitation for votes to approve the Transactions. NETD and e2 also plan to file other documents with the SEC regarding the Transactions. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/consent solicitation statement/prospectus will be mailed to the shareholders of NETD and unitholders of e2. INVESTORS AND SECURITY HOLDERS OF NETD AND E2 ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and other documents containing important information about NETD and e2 once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by NETD may be obtained free of charge from NETD’s website at www.nabors-etcorp.com or by written request to NETD at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

NETD, Nabors, e2 and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NETD in connection with the Transactions. Information about the directors and executive officers of NETD is set forth in NETD’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 27, 2024. To the extent that holdings of NETD’s securities have changed since the amounts printed in NETD’s Annual Report on Form 10-K for the year ended December 31, 2023, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/consent solicitation statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements”. All statements, other than statements of present or historical fact included herein, regarding the Transactions, NETD’s and e2’s ability to consummate the Transactions , the benefits of the Transactions and NETD’s and e2’s future financial performance following the Transactions, as well as NETD’s and e2’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on NETD and e2 management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, NETD and e2 disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. NETD and e2 caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of NETD and e2. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to successfully or timely consummate the Transactions or to satisfy the conditions to the Closing, including satisfaction of the minimum proceeds condition and the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the shareholders of NETD for the Transactions is not obtained; the failure to realize the anticipated benefits of the Transactions, including as a result of a delay in consummating the Transactions or difficulty in, or costs associated with, integrating the businesses of NETD and e2; the amount of redemption requests made by NETD’s shareholders; the outcome of any current or future legal proceedings or regulatory investigations, including any that may be instituted against NETD or e2 following announcement of the Transactions; the occurrence of events that may give rise to a right of one or both of NETD and e2 to terminate the definitive agreements related to the Transactions; difficulties or delays in the development of e2’s business; the risks related to the rollout of e2’s business and the timing of expected business milestones; potential benefits and commercial attractiveness to its customers of e2’s products; the potential success of e2’s marketing and expansion strategies; the effects of competition on e2’s future business; the ability of e2 to convert its currently contracted revenues from new original equipment manufacturer sales and energy service agreements into actual revenue; the ability of e2 to recruit and retain key executives, employees and consultants; and the ability of e2 management to successfully manage a public company. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact NETD’s expectations can be found in NETD’s periodic filings with the SEC, including NETD’s Annual Report on Form 10-K filed with the SEC on March 27, 2024 and any subsequently filed Quarterly Reports on Form 10-Q. NETD’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit No.	Exhibit
2.1*	Business Combination Agreement, dated as of February 11, 2025, by and among NETD, Merger Sub and e2.
10.1	Form of Stockholder and Registration Rights Agreement.
10.2	Support Agreement, dated as of February 11, 2025, by and among NETD and certain unitholders of e2 named therein.
10.3	Sponsor Letter, dated as of February 11, 2025, by and among e2, NETD, NETD’s officer and directors, Sponsor, Nabors Lux and certain other security holders named therein.
10.4	Form of Lock-Up Agreement.
99.1	Press Release, dated February 12, 2025.
99.2	Webcast Transcript.
99.3	Investor Presentation.
99.4	Corporate Services Agreement, dated as of February 11, 2025, by and among e2 and Nabors Corporate.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	All schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: February 12, 2025

NABORS ENERGY TRANSITION CORP. II

By:	/s/ Anthony G. Petrello
Name:	Anthony G. Petrello
Title:	President, Chief Executive Officer and Secretary